Direxion Shares ETF Trust

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

September 22, 2022

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A, which were filed with the Securities and Exchange Commission on Form N-1A (the “Amendments”). The Amendments relate solely to the Direxion Daily TSLA Bear 2X Shares (the “Fund”).

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
327	2/17/22	485A	0001193125-22-045388
333	4/14/22	485BXT	0001193125-22-105087
337	5/2/22	485BXT	0001193125-22-136056
339	5/20/22	485BXT	0001193125-22-155737
341	6/3/22	485BXT	0001193125-22-166912
344	6/27/22	485BXT	0001193125-22-182408
346	7/18/22	485BXT	0001193125-22-196329
348	7/19/22	485BXT	0001193125-22-197017
350	7/20/22	485BXT	0001193125-22-198178
352	7/21/22	485BXT	0001193125-22-199219
354	7/22/22	485BXT	0001193125-22-200148
357	7/25/22	485BXT	0001193125-22-200930
359	7/27/22	485BXT	0001193125-22-203378
361	8/1/22	485BXT	0001193125-22-208611
363	8/5/22	485BXT	0001193125-22-213592
366	8/12/22	485BXT	0001193125-22-219540
368	8/19/22	485BXT	0001193125-22-224931
371	8/26/22	485BXT	0001193125-22-230924

No securities of the Fund were sold in connection with the Amendments. The Trust has determined not to proceed with the offering of the Fund at this time, therefore, respectfully requests withdrawal of the Amendments. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463, Alyssa Sherman of Rafferty Asset Management, LLC at (646) 572-3633, or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Alyssa Sherman

Alyssa Sherman

Secretary

Direxion Shares ETF Trust